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                 December 17, 2020

       Timothy Barry
       President and Chief Executive Officer
       SILVER BULL RESOURCES, INC.
       777 Dunsmuir Street, Suite 1610
       Vancouver, B.C.
       V7Y 1K4 Canada

                                                        Re: SILVER BULL
RESOURCES, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed December 9,
2020
                                                            File No. 333-251229

       Dear Mr. Barry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Edward Shaoul